MODERN CITY ENTERATAINMENT, INC.
8551 SUNRISE BOULEVARD, SUITE 210
FORT LAUDERDALE, FL 33322

August 5, 2008

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC    20549

Re: Modern City Entertainment, Inc.
       Supplemental Response
       Filed May 23, 2008
       File No. 000-50468

Dear Ms. Jenkins:

The following is the Company’s response to you letter dated July 14, 2008:

Exchange Act Reports

1.	The following is the projected filing dates for the required yearly and quarter financial form filings:
a.	The Form 10K for the year ended December 31, 2007 will be filed by August 19, 2008.
b.	Form 10Q for fiscal quarter ended March 31, 2008 will be filled by August 29, 2008
c.	Form 10Q for fiscal quarter ended June 30, 2008 will be filed by September 8, 2008.

Modern City Entertainment, Inc.  understands the Company is responsible for the adequacy and accuracy of filing, that any changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any additional questions you may have please contact me.

Sincerely,

/s/ William Erfurth
William Erfurth
Chief Executive Officer